Filed pursuant to Rule 497(a)

File No. 333-228959

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Title: Where the Yieldstreet Prism Fund fits in the fund landscape

Funds are a common investment product, however, there are many types or varieties that can cater to the different needs and goals of investors. Here we clarify what funds are, how they work, the potential benefits for investors who invest in them, and certain considerations they should make when investing in funds.

What is an investment fund?

Broadly speaking, an investment fund is a supply of money that has been pooled from many investors and then used collectively to buy securities—securities being financial instruments that hold value, such as stocks, bonds and loans. They also give participating investors full ownership and control of their shares. Funds may provide investors with access to a broader selection of investment opportunities when placing a single allocation. Additionally, funds may offer investors the added advantages of fund management expertise, lower fees, and access to investments that would not be available to them otherwise. Earlier this year, our investor-first approach at Yieldstreet led us to launch a novel and innovative fund product of our own, the [Yieldstreet Prism Fund](#).

Open-end vs. closed-end funds

Open-end funds issue new shares as investors contribute money to the fund and retire the shares when investors redeem from the fund. Shares in mutual funds, which are open-end funds not traded on exchanges, are priced based on the net asset value (NAV) of the fund's portfolio of securities. However, exchange traded funds, commonly known as ETFs, which are also a kind of open-end fund, are traded on exchanges like stocks.

Closed-end funds (CEFs) are more like stocks if they are traded on public exchanges, in which case they will issue a fixed number of shares that are traded on such exchanges. Although a NAV is calculated for closed-end funds, investors who buy or sell closed-end fund shares that are traded on public exchanges transact at market prices based on investor supply and demand, similar to a stock. CEFs may also be private funds that are not listed on an exchange.

Although the Yieldstreet Prism Fund (the "Fund") is a CEF, its shares are not traded publicly on an open market. Therefore, the transactions in the Fund will be carried out at its NAV, allowing investors to purchase shares from the Fund at the determined NAV price.

Active vs. passive funds

Actively-managed funds
Simply put, active funds are actively managed by a fund manager or a team of fund managers. Managers are meant to bring a level of skill, create a hands-on management system, and use their best judgment and experience to decide in which opportunities to invest, what amount to invest in each opportunity, and when to make these investments in an effort to maximize the fund's return on investment.

Passively-managed funds
Passive funds, also known as tracker funds, aim to mimic the performance of market indices such as the S&P 500 Index or the Dow Jones Industrial Average Index. Tracker funds seek to buy and sell shares of the underlying issuers of the market index in generally the same proportion as the market index they are designed to follow.

How do funds work?

Essentially, funds allow the investor to take a hands-off approach as they have no say in how the fund's assets will be invested. While this can be advantageous to investors, investors must take certain steps before investing in a fund. Investors should conduct thorough research to make sure that a fund's objective, strategy, risks, fees, and other pertinent factors are aligned with their own. Fund managers are tasked with overseeing the fund's investment strategy,

deciding which securities will be included in the fund's portfolio, how much of each security to hold, and when to buy or sell securities for the fund.

The Yieldstreet Prism Fund, for example, is actively managed by Yieldstreet Management, LLC ("YM"). YM is made up of a team of experienced senior investment professionals who source what they believe to be attractive investments in Art Finance, Commercial Real Estate, and other alternative asset classes that fall within their area of specialization. YM will evaluate any potential investments and advise as to the investments to be purchased by the Fund. Additionally, YM undertakes efforts to help ensure that the Yieldstreet Prism Fund complies with its investment guidelines and regulatory requirements. You can learn more about the investment strategy behind the Yieldstreet Prism Fund here.

Who can invest in funds?

Some funds are easier to acquire than others. If you have enough funds to afford to acquire shares of a mutual fund or ETF, you can easily purchase the shares because they are publicly offered.

The Yieldstreet Prism Fund is open to accredited investors and is now the first Yieldstreet investment product that is also open to self-verified accredited investors. The Fund was initially only configured for accredited investors who had completed YM's accreditation process related to other Yieldstreet products being made available to them. In keeping with Yieldstreet's goal to make the Fund available to a broader range of investors, the Fund is now also open to self-verified accredited investors and we anticipate the Fund may eventually be able to accept investments from non-accredited investors.

The potential benefits of investing in funds

Funds have several benefits that make them good potential investments:

1. Funds are professionally managed. Investors who may not have the time or resources to buy individual securities may consider funds as they tend to have dedicated fund managers who analyze current and potential holdings for the fund.

2. Funds may help provide diversification to an investor's portfolio. Funds may hold investments across a range of companies, industry sectors, regions, or types of assets, which could help in providing the potential benefits of diversification to the fund's investors. Investors in funds can have access to a variety of individual stocks or bonds through the funds' portfolios, which is arguably more difficult to accomplish when selecting and investing in individual securities outside of a fund.

3. A potential diversification benefit from an investment in funds is that funds may spread risk so that potential losses in one area may be offset by potential gains in another. [The Yieldstreet Prism Fund allows investors to invest across multiple asset classes with a single allocation, thereby](#) introducing the potential for an investor to add diversification to their portfolio with one investment in the Fund.[1]

4. Funds may also lower the barriers to investing by providing access to other markets or investments to which individual investors may not be able to access on their own. The Yieldstreet Prism Fund offers investors access to various alternative asset classes managed by YM.

The potential risks of investing in funds

All investments have exposure to some risks and funds are no exception. Here are some of the risks associated with investing in a fund product:

1. **Illiquidity risk-** The liquidity imbalance that can occur between funds and their shareholders is an underappreciated risk. One of the potential drawbacks investors might anticipate when investing in a fund is illiquidity. In certain funds, investors are unable to control when they can redeem their shares for cash. This is typical of hedge funds and CEFs. [Learn more about the difference between liquid and illiquid assets here](#).

   The Yieldstreet Prism Fund, however, takes its shareholders' need for liquidity into consideration. Yieldstreet anticipates that the Fund will offer its shareholders optional liquidity from the Fund starting around June 2021.[2]

2. **Market risk-** Market risk can affect any kind of investment, funds included. It is the possibility that factors that affect the overall performance of financial markets can also affect a given financial instrument.

   The Yieldstreet Prism Fund was launched immediately before the [coronavirus pandemic hit the global economy](#), causing widespread market volatility. As this was prior to the ramp phase of the Fund, YM was able to make carefully considered decisions concerning the holdings of the Fund. Currently, the Fund holds investments in art and real estate with a legal investment expected to be added soon.

3. **Interest rate risk-** This is the impact that changes in interest rate levels can have on funds. Funds that have a portfolio with a significant allocation to fixed income assets typically may be more exposed to this type of risk when interest rates change.

4. **Credit risk-** This is the risk that the principal and interest owed to the lender in an investment may not be received because the borrower fails to repay the loan. Credit risk for the investments held in the Yieldstreet Prism Fund is managed through various ways, such as ensuring that there is enough collateral to cover the debt, ensuring that there is enough cash flow to pay off the debt, or insurance to protect the principal.

The risk factors for investing in the Yieldstreet Prism Fund are set forth in the Fund's prospectus which can be downloaded here. Investors must carefully consider, among other things, such risks before investing.

Fees

As you might imagine, there are costs associated with investing in funds. All funds charge fees. ETF fees are generally on the lower side. For example, the S&P 500 Index-tracking ETF SPY has an expense ratio of 0.0945%. Other kinds of funds may charge higher fees. Certain hedge funds, which are typically only offered to institutional or accredited investors, have an industry-standard fee which is typically 2% of the fund's net assets as a management fee as well as an additional 20% of each investor's net profits for each calendar year.

The Yieldstreet Prism Fund, like other funds, charges fees, however, the fees are generally lower than what is typically charged by hedge funds. The fees that come with investing in the Fund include:

- Annual Management Fee: 1.0%[3]
- Annual Administrative Expense: Maximum of 0.50%[4]
- Estimated Annual Leverage Expense: 0.25%[5]

Investors looking for viable investment options might consider purchasing shares in a fund. However, as with any investment, they must thoroughly research how the fund operates, what it invests in, who manages it, and what their track record is like. Also, investors should carefully consider factors such as options for liquidity, the fund's risk characteristics and the fees associated with making the investment.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:

What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Yieldstreet Prism Fund investment strategy
The Yieldstreet Prism Fund Distribution Rate Explained

What is Net Asset Value (NAV)?
What is a Distribution Reinvestment Plan (DRIP)?
Yieldstreet Prism Fund FAQs

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page. You can also visit our FAQs for more information on the Fund.

If you have additional questions regarding the Yieldstreet Prism Fund, please reach out to us at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

[1] *The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

[2] *The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*

[3] The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters.

[4] The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs, and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

[5] We expect to mindfully utilize leverage to occasionally buy additional assets. The cost of this leverage is an expense that will be charged to the Fund but could potentially be offset by incremental returns from assets purchased with the leverage. The estimated expense of 0.25% assumes that we will utilize leverage at a rate equal to 10% of our average net assets at an assumed rate of 2.5% per annum.